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FROM: MARCY MONYEK AND ASSOCIATES  FOR: THE CHICAGO DOCK AND CANAL TRUST
      55 West Wacker Drive              455 East Illinois Street
      Chicago, Illinois 60601           Chicago, Illinois 60611
      312/263-2135                      312/467-1870

Contact: Pat Higgins               Contact: David R. Tinkham

                                   FOR IMMEDIATE RELEASE


                    THE CHICAGO DOCK AND CANAL TRUST (NASDAQ/DOCKS)
                ANNOUNCES RECEIPT OF REVISED ACQUISITION PROPOSAL FROM
                               CITYFRONT CENTER, L.L.C.


     CHICAGO, December 10, 1996----The Chicago Dock and Canal Trust (the "Trust") (NASDAQ/DOCKS) announced today that it has received a revised proposal from Cityfront Center, L.L.C. to acquire all of the issued and outstanding shares of beneficial interest in the Trust for $23.00 per share in cash. The revised offer amends Cityfront Center L.L.C.'s previously submitted unsolicited proposal to acquire the shares of the Trust for $22.00 per share in cash. The Trust is currently a party to an agreement and plan of merger dated
September 27, 1996 with Newsweb Corporation and CDCT Acquisition Trust, an affiliate of Newsweb Corporation, providing for the acquisition of the Trust's shares at a price of $21.00 per share. The Trust has previously called a special meeting of its shareholders for January 9, 1997 to vote on the proposed merger with Newsweb Corporation. Cityfront Center, L.L.C. has indicated that it is an affiliate of MCL Chicago Homes, Inc.

     The Board of Trustees of the Trust has determined that, in order to comply with its fiduciary duties to the Trust's shareholders under applicable law, the Trust, consistent with its rights under the merger agreement with Newsweb Corporation, will continue to evaluate the Cityfront Center, L.L.C. proposal, including the availability of definitive financing for the proposal, and hold discussions with representatives of Cityfront Center, L.L.C. regarding the proposal. Under the merger agreement with Newsweb Corporation, the Trust has the right, in certain circumstances, to approve or recommend a "Superior Proposal" or terminate the merger agreement with Newsweb Corporation. Any such action by the Trust is subject to compliance by the Trust with the provisions of the merger agreement with Newsweb Corporation.

     There can be no assurance that any negotiations with Cityfront Center, L.L.C. will result in a definitive agreement between Cityfront Center, L.L.C. and the Trust. The Cityfront Center, L.L.C. offer is the subject of certain litigation filed by Newsweb Corporation against Cityfront Center, L.L.C. and certain related parties.

     The Chicago Dock and Canal Trust is a real estate investment trust engaged primarily in the business of acquiring and holding real estate and interests in real estate for investment. Formed in 1962, the Trust is a successor to The Chicago Dock and Canal Company which was founded in 1857 by Chicago's first mayor, William Ogden. The Chicago Dock and Canal Trust is traded on NASDAQ under the trading symbol DOCKS.

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